Exhibit 99.1

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

Contents

Page

Condensed Consolidated Balance Sheets as of September 30, 2021 (Unaudited) and December 31, 2020	F-1

Condensed Consolidated Statements of Operations and Other Comprehensive Income for the three and nine months ended September 30, 2021 and 2020 (Unaudited)	F-2

Condensed Consolidated Statements of Changes in Stockholders’ Deficit for the nine months ended September 30, 2021 and 2020 (Unaudited)	F-3

Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2021 and 2020 (Unaudited)	F-5

Condensed Notes to Consolidated Financial Statements (Unaudited)	F-6

EHAVE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

	(UNAUDITED)	(AUDITED)
	September 30,	December 31,
	2021	2020

ASSETS

CURRENT ASSETS:
Cash	$2,989,044	$1,865,110
Prepaid expenses	-	24,247
Investments	26,250	26,250
Other current assets	-	40,000
Total current assets	3,015,294	1,955,607

Property and equipment	84,345	-

TOTAL ASSETS	$3,099,639	$1,955,607

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$5,006,185	$3,170,900
Promissory notes	350,431	349,079
Current portion of convertible notes, net of debt discount	1,181,841	222,493
Accrued interest on promissory notes and convertible notes	100,275	53,929
Total current liabilities	6,638,733	3,796,401

Long-term portion of convertible notes, net of debt discount	106,226	432,578
TOTAL LIABILITIES	6,744,959	4,228,979

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ DEFICIT:
Common Stock, no par value, unlimited shares authorized, 192,181,060 and 67,169,962 shares issued and outstanding, respecively	23,759,810	17,328,406
Accumulated deficit	(25,629,457)	(19,729,562)
Accumulated other comprehensive income	118,461	127,784
TOTAL EHAVE, INC. STOCKHOLDERS’ DEFICIT	(1,751,186)	(2,273,372)
Non-controlling interest	(1,894,133)	-
TOTAL STOCKHOLDERS EQUITY	(3,645,320)	(2,273,372)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$3,099,639	$1,955,607

F-1

EHAVE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

(Expressed in U.S. Dollars)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2021	2020	2021	2020

Operating expenses
General and administrative	$3,274,358	$291,726	$5,153,290	$719,078

Total operating expenses	3,274,358	291,726	5,153,290	719,078

OPERATING LOSS	(3,274,358)	(291,726)	(5,153,290)	(719,078)

Other income (expenses)
Interest expense	(1,065,485)	(74,464)	(1,521,749)	(113,659)
Amortization expense	(1,180,394)	(188,767)	(1,430,650)	(356,896)
Gain on settlement of debt	-	-	-	1,250,584
Other income	302,637	-	302,637
Foreign exchange (gain) loss	-	753	-	-

Net income (loss) from operations	(5,217,600)	(554,204)	(7,803,052)	60,951

Net income (loss)	(5,217,600)	(554,204)	(7,803,052)	60,951
Less: net (income) loss attributable to the noncontrolling interest	1,264,224	-	1,890,679	-
Net income (loss) attributable to Ehave, Inc. stockholders	$(3,953,376)	$(554,204)	$(5,912,373)	$60,951

Other comprehensive (loss) income
Foreign exchange translation adjustment	19,994	4,446	(9,321)	25,526
Total other comprehensive income	19,994	4,446	(9,321)	25,526

Comprehensive income (loss)	$(5,197,606)	$(549,758)	$(7,812,373)	$86,477

NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO EHAVE, INC. STOCKHOLDERS
Basic	$(0.03)	$(0.02)	$(0.05)	$0.00
Diluted	$(0.03)	$(0.02)	$(0.05)	$0.00
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	156,893,633	29,979,196	112,336,975	26,946,786
Diluted	156,893,633	29,979,196	112,336,975	35,185,529

F-2

EHAVE, INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Expressed in U.S. Dollars) (UNAUDITED)

	Common Stock		Accumulated	Accumulated Other Comprehensive	Total Ehave, Inc.	Non - Controlling	Total
	Shares	Amount	(Deficit)	Income	Equity	Interest	Equity

Balance, December 31, 2020	67,169,962	$17,328,406	$(19,729,562)	$127,784	$(2,273,372)	$-	$(2,273,372)
Disposal and re-acquisition of Mycotopia Therapies, Inc.	-	(9,023)	12,477	-	3,454	(3,454)	-
Stock based compensation	1,061,933	199,274	-	-	199,274	-	199,274
Common stock issued upon conversion of debt	7,225,190	117,547	-	-	117,547	-	117,547
Common stock issued upon cashless exercise of warrants	3,168,723	-	-	-	-	-	-
Common stock issued for Reg A subscription	6,200,000	442,900	-	-	442,900	-	442,900
Fair value of warrants issued in connection with convertible debt	-	386,233	-	-	386,233	-	386,233
Fair value of benecifical conversion feature issued in connection with convertible debt	-	230,767	-	-	230,767	-	230,767
Foreign exchange translation	-	-	-	(17,153)	(17,153)	-	(17,153)
Net Income (Loss)	-	-	(1,171,341)	-	(1,171,341)	(251,879)	(1,423,220)
Balance, March 30, 2021	84,825,808	18,696,104	(20,888,426)	$110,631	(2,081,691)	(255,333)	$(2,337,024)
Stock based compensation	3,645,128	310,114	-	-	310,114	-	310,114
Common stock issued upon conversion of debt	26,921,359	270,165	-	-	270,165	-	270,165
Common stock issued upon cashless exercise of warrants	1,004,468	-	-	-	-	-	-
Common stock issued for Reg A subscription	12,857,142	900,000	-	-	900,000	-	900,000
Fair value of warrants issued in connection with convertible debt	-	57,513	-	-	57,513	-	57,513
Fair value of benecifical conversion feature issued in connection with convertible debt	-	23,773	-	-	23,773	-	23,773
Foreign exchange translation	-	-	-	(12,192)	(12,192)	-	(12,192)
Net Income (Loss)	-	-	(787,655)	-	(787,655)	(374,576)	(1,162,231)
Balance, June 30, 2021	129,253,905	$20,257,669	$(21,676,081)	$98,439	$(1,319,973)	$(629,909)	$(1,949,881)
Stock based compensation	1,539,860	2,412,000	-	-	2,412,000.0	-	2,412,000
Common stock issued upon conversion of debt	60,513,975	605,140	-	-	605,140	-	605,140
Common stock issued upon cashless exercise of warrants	873,321	-	-	-	-	-	-
Fair value of warrants issued in connection with convertible debt		266,925			266,925	-	266,925
Fair value of benecifical conversion feature issued in connection with convertible debt		218,075			218,075	-	218,075
Foreign exchange translation	-	-	-	20,022	20,022	-	20,022
Net Income (Loss)	-	-	(3,953,376)	-	(3,953,376)	(1,264,224)	(5,217,600)
Balance, September 30, 2021	192,181,061	23,759,810	(25,629,457)	118,461	(1,751,187)	(1,894,133)	(3,645,320)

F-3

EHAVE, INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Expressed in U.S. Dollars) (UNAUDITED)

	Common Stock		Accumulated	Accumulated Other Comprehensive	Total Ehave,	Non-Controlling	Total
	Shares	Amount	(Deficit)	Income	Inc. Equity	Interest	Equity

Balance, December 31, 2019	25,413,920	$13,842,414	$(16,214,826)	$141,637	$(2,230,775)	$-	(2,230,775)
Fair value of warrants issued in connection with convertible debt	-	458,360	-	-	458,360	-	458,360
Fair value of benecifical conversion feature issued in connection with convertible debt	-	137,022	-	-	137,022	-	137,022
Stock based compensation	-	-	-	-	-	-	-
Foreign exchange translation	-	-	-	28,896	28,896	-	28,896
Net Income (Loss)	-	-	1,317,773	-	1,317,773	-	1,317,773
Balance, March 31, 2020	25,413,920	14,437,796	(14,897,053)	170,533	(288,724)	-	(288,724)
Fair value of warrants issued in connection with convertible debt	-	93,520	-	-	93,520	-	93,520
Fair value of benecifical conversion feature issued in connection with convertible debt	-	36,460	-	-	36,460	-	36,460
Foreign exchange translation	-	-	-	21,080	21,080	-	21,080
Net Income (Loss)	-	-	(702,617)	-	(702,617)	-	(702,617)
Balance, June 30, 2020	25,413,920	$14,567,776	$(15,599,670)	$191,613	(840,281)	$-	$(840,281)
Fair value of warrants issued in connection with convertible debt	-	-	-	-	-	-	-
Fair value of benecifical conversion feature issued in connection with convertible debt	-	-	-	-	-	-	-
Common stock issued upon conversion of debt	13,317,694	117,347	-	-	117,347	-	117,347
Common stock issued for investment	1,050,000	26,250	-	-	26,250	-	26,250
Stock based compensation	-	173,854	-	-	173,854	-	173,854
Foreign exchange translation	-	-	-	(24,450)	(24,450)	-	(24,450)
Net Income (Loss)	-	-	(554,205)	-	(554,205)	-	(554,205)
Balance, September 30, 2020	39,781,614	14,885,227	(16,153,875)	167,163	(1,101,485)	-	(1,101,485)

F-4

EHAVE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars) (UNAUDITED)

	Nine Months Ended September 30,
	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(7,803,052)	$60,951
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	20,249
Stock based compensation	2,921,389	173,854
Amortization of debt discount	2,280,474	356,896
Non-cash interest expense	668,043	35,972
Change in fair value of derivative liability	-	(1,250,584)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	24,247	-
Accounts payable and other payables	67,556	145,151
Accrued liabilities	424,723	-
Accrued interest on convertible notes	-	76,212
NET CASH USED IN OPERATING ACTIVITIES	(1,396,372)	(401,548)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(64,594)	-
NET CASH USED IN INVESTING ACTIVITIES	(64,594)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from convertible notes	1,242,000	728,170
Net proceeds from Reg A investment	1,342,900	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,584,900	728,170

Effect of exchange rate on cash	-	(15,835)

Net increase (decrease) in cash	1,123,934	310,787

Cash, beginning of period	1,865,110	17,530
Cash, end of period	$2,989,044	$328,317

NON-CASH INVESTING AND FINANCING ACTIVITIES
Common stock issued for conversion of debt	$992,852	$117,347
Accrued interest converted to common stock	$45,295	$-
Debt discount on convertible notes payable	$1,258,987	$26,250

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

F-5

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars) (UNAUDITED)

1. ORGANZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and General Description of Business

EHAVE, Inc. (formerly known as “Behavioral Neurological Applications and Solutions or 2304101 Ontario Inc.”) (“We” or “the Company”), was incorporated under the laws of the Province of Ontario, Canada on October 31, 2011. The Company is a publicly listed company whose shares are quoted on the Pink Open Market under the symbol EHVVF in the United States. On April 30, 2019, our common shares were removed from the OTCQB Venture Market to the Pink Open Market because we were unable able to cure our bid price deficiency.

The Company is a healthcare company developing a health data platform that integrates with proprietary and third-party assessment and therapeutic digital applications. Our product focus is based on two tiers of activities: (1) MegaTeam and Ninja Reflex, our clinically validated digital assessment and rehabilitation software that is engaging for the patient, (2) adaptation of third-party clinically validated digital assessment and rehabilitation software for enhanced patient engagement and data modeling. We intend to provide technology solutions to clinicians, patients, researchers, pharmaceutical companies and payors.

The COVID-19 outbreak, which surfaced in Wuhan, China in December 2019 and which was subsequently declared a pandemic by the World Health Organization in March 2020, has had a pronounced effect on the domestic and global economies. The Company’s business has been materially adversely impacted by the recent COVID-19 outbreak and may continue to be materially adversely impacted in the future. The extent of the impact of COVID-19 on the Company’s business, financial results, liquidity and cash flows will depend largely on future developments, including new information that may emerge concerning the severity and action taken to contain or prevent further spread within the U.S. and the related impact on consumer confidence and spending, all of which are highly uncertain and cannot be predicted.

Basis of Presentation and principles of consolidation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars and in conformity with Rule 8-03 of Regulation S-X. The Company’s fiscal year-end is December 31. The condensed consolidated financial statements include the amounts of the Company and its subsidiary, Mycotopia Therapies, Inc. of which the Company has a 75.77% controlling ownership interest. All inter-company accounts and transaction have been eliminated in consolidation. Certain reclassifications have been made to the prior period condensed consolidated financial statements to conform to the current period presentation.

Foreign Currency Translation

The functional currency of the Company’s foreign operations is generally the local currency of the country in which the operation is located. All assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. Revenue and expenses are translated using average exchange rates during the period. The result from currency translation is reflected in stockholders’ deficit as a component of accumulated other comprehensive income.

Foreign Currency Risk

The Company is exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar. The Company’s continued financing activities are primarily in United States dollars while the Company’s expenditures are primarily in Canadian dollars. Should the exchange rate between the Canadian dollar and the United States dollar fluctuate, the Company may be exposed to resource constraints.

F-6

Software Products and Research and Development

Software development costs are expensed as incurred and consist primarily of design and development costs of new products, and significant enhancements to existing products incurred before the establishment of technological feasibility. Costs incurred subsequent to technological feasibility of new and enhanced products, costs incurred to purchase or to create and implement internal-use software, and software obtained through business acquisitions are capitalized. Such costs are amortized over the estimated useful lives of the related products, using the straight-line method.

Income Taxes

Income tax expense is based on income before income taxes and is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded when it is more likely than not that a deferred tax asset will not be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Considerable judgment is required in assessing and estimating these amounts and the difference between the actual outcome of these future tax consequences and the estimates made could have a material impact on the operating results. To the extent that new information becomes available which causes the Company to change its judgment regarding the adequacy of existing tax liabilities, such changes to tax liabilities will impact income tax expense in the period in which such determination is made. The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

The Company has made applications for Ontario Interactive Digital Media Tax Credits (“OIDMTC”). Judgment is required in the determination of qualifying expenses. The final determination of qualifying expenses is not known until acceptance by tax authorities. The Company’s credits have been reflected in the financial statements. (See Note. 5 “Other Receivable”)

Net Loss per Common Share, basic

The Company has adopted Accounting Standards Codification (“ASC”) subtopic 260-10, Earnings Per Share (“ASC 260-10”) specifying the computation, presentation and disclosure requirements of earnings per share (EPS) information. Basic earnings (loss) per share includes no dilution and is computed by dividing net income or loss by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings or losses of the entity. At September 30, 2021, the Company had outstanding warrants to purchase [ ] common shares and [ ] common shares issuable upon the conversion of debt excluded from weighted average diluted common shares because their inclusion would have been antidilutive.

Recent Pronouncements

During the period ended June 30, 2021 there were several new accounting pronouncements issued by the Financial Accounting Standards Board (FASB). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial statements.

F-7

2. GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States, which contemplate the continuation of the Company as a going concern.

Through September 30, 2021, the Company has incurred an accumulated deficit of $25,629,457, primarily as a result of expenses incurred through a combination of development and commercialization activities related to our products and general and administrative expenses supporting those activities, as well as an operating loss of $7,812,373 for the nine months ended September 30, 2021. Our total cash balance as of September 30, 2021 was $2,989,044. At September 30, 2021, we had a working capital deficit of $3,623,439. We anticipate that we will continue to incur losses and negative cash flows from operations, and that such losses will increase over the next several years. As a result of these expected losses and negative cash flows from operations, along with our current cash position, we may not have sufficient resources to fund operations for one year from the date we issued these financial statements. Therefore, there is substantial doubt about our ability to continue as a going concern.

3. FAIR VALUE MEASUREMENT

ASC Topic 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Refundable taxes, accounts payable, development grant and convertible notes are all stated at book value due to the term and nature of such items.

4. RELATED PARTY TRANSACTIONS

On January 1, 2021, the Company entered into an Executive Consulting Agreement with Benjamin Kaplan to serve as the Company’s CEO for an initial term of 36 months. As of September 30, 2021 and December 31, 2020, the Company has accrued $3,882,349 and $2,196,963, respectively, as other payables in relation to the Executive Consulting Agreement. During the 9 months ended ending September 30, 2021, the Company has recorded $4,420,928 as general and administrative expense related to compensation of which $3,443,328 is related to equity incentive compensation.

5. PROMISSORY AND CONVERTIBLE NOTES

During the period ended September 30, 2021, the Company issued convertible promissory notes in the principal amount of $832,700. The principal amount includes $75,700 of original issue discount and 8,327,000 warrants were issued with an exercise price of $0.01 per share. The term of the notes are 18 months and carry no interest. The notes mature beginning on July 5, 2022 thru December 22, 2022. The convertible promissory notes are convertible into shares of common stock at $0.01 per share. The Company recorded a debt discount in the amount of $773,987, in the aggregate, in relation to the original issue discount, conversion feature and warrants. During the period ended September 30, 2021, the Company converted $946,605 of principal debt and issued 94,660,524 shares of common stock, in the aggregate, upon conversion of the convertible promissory notes. During the period ended September 30, 2021, the Company recorded amortization expense in the amount of $2,231,438 in relation to the amortization of debt discount.

6. COMMITMENTS AND CONTINGENCIES

Collaboration Agreement

The Company entered into a collaboration agreement with a hospital located in Canada. As of September 30, 2021, the Company recorded $12,500, for the annual royalty due under the terms of the collaboration agreement.

F-8

Consulting Agreement with the CEO

On January 1, 2021, the Company entered into a new consulting agreement with the CEO for a term of 36 months and will automatically renew for an additional 12 months. Compensation under the January 1, 2021 agreement is as follows:

Annual Salary Compensation

The Company shall pay the CEO a fee of $24,000 per months as annual salary compensation.

Bonus

The Company will pay the CEO a bonus in restricted stock or restricted stock units based on the following EBITDA milestones:

Bonus (Canadian Dollars)	EBITDA Milestones (Canadian Dollars)
$100,000	1st $1,000,000
$100,000	2nd $1,000,000
$100,000	3rd $1,000,000
$100,000	4th $1,000,000
$100,000	5th $1,000,000

The Company will pay the CEO a bonus in restricted stock or restricted stock units based on the following Market Capitalization by maintaining the below market cap for a period of 22 consecutive trading days:

Bonus (Shares)	Market Capitalization Milestone (Canadian Dollars)
5,000,000	$20,000,000
5,000,000	$40,000,000
5,000,000	$60,000,000
5,000,000	$80,000,000
5,000,000	$100,000,000

Stock Grants – Significant Transactions

Upon the Company closing of a Significant Transaction (as defined below), the CEO shall be granted shares of common stock or new series of conv shares of the Company that is convertible into common stock equal to 10% of the value of all the consideration, including any stock, cash or debt of such completed transaction. The CEO shall earn this grant for each Significant Transaction closed by the Company. A “Significant Transaction” shall mean a licensing transaction, merger with or acquisition of an operating company in a strategic or synergistic line of business, and a financing or direct or indirect share issuance transaction involving the Company, which as a whole, provides cash flow or equivalent value in excess of $250,000.

Other Expenses

The Company will reimburse the CEO for other expenses of $3,000 per month.

Assistant

The Company will reimburse the CEO up to $700 per weeks to hire an assistant.

Rent

The Company will reimburse the CEO up to $4,000 per month to lease office space to be used for Company matters.

F-9

Consulting Agreement

On January 1, 2020, the Company entered into a consulting agreement for investor relations services. The Company shall pay the consultant $6,500 per month for services rendered to be paid $2,500 in cash and $4,000 in common shares of the Company to be valued at a 20% discount to the lowest trading price for the five trading days prior to date upon which payment is due. As of and during the period ending December 31 2020, the Company recorded $109,159 as other payables related to this agreement.

Medical Advisory Board Agreements

During the period ended December 31, 2020, the Company entered into medical advisory board agreements with three members for a term of one year each. As consideration for the services to be rendered, the Company agreed to pay $45,000 in cash and $155,000 worth of stock in common stock.

Novel coronavirus

Any serious disruption with the Company’s suppliers or customers due to the COVID-19 outbreak could impair the Company’s ability to meet and/or generate demand for its product, which may negatively impact the Company’s revenue, financial condition, and commercial operations. Such outbreaks could also result in delays in or the suspension of the Company’s research and product development activities, regulatory work streams, its clinical studies and other important functions. The Company is unable to predict the outcome of these matters and is unable to make a meaningful estimate of the amount or range of loss, if any, that could result from an unfavorable outcome.

7. STOCKHOLDERS’ EQUITY (DEFICIT)

On January 19, 2021, the Company consummated its agreement with the former and current directors of 20/20 Global, Inc. (“20/20 Global”) that provide for: (i) 20/20 Global’s purchase for $350,000 in cash of all of the outstanding stock of Mycotopioa Therapies, Inc. (“MYC”), the Company’s wholly owned subsidiary, from Ehave under a Stock Purchase Agreement, resulting in MYC becoming a wholly owned subsidiary of 20/20 Global; and (ii) the change of control of 20/20 Global’s board of directors and management. In a related transaction, Ehave agreed to purchase 9,793,754 shares of 20/20 Global common stock, which constitute approximately 75.77% of the issued and outstanding shares of 20/20 Global’s common stock, for $350,000 in cash.

On January 19, 2021, the above transaction closed. Because Ehave acquired 75.77% of 20/20 Global outstanding stock and there was a change in control of 20/20 Global’s board of directors, the transaction was accounted for as a reverse merger in which Mycotopia Therapies, Inc. was deemed to be the accounting acquirer and 20/20 Global the legal acquirer.

On January 21, 2021, the Company entered into an asset sale and purchase agreement with CureDash, Inc. (a Delaware Corporation) (“CureDash” or the “Seller”). The Company purchased tangible and intangible assets from the Seller in order to begin a new venture in psychosis therapy. The purchase price of the assets is $100,000 payable with the issuance of 353,622 shares of common stock and $60,000 in cash which was paid upon closing on January 21, 2021.

During the period ended September 30, 2021, the Company received aggregate investments of $1,342,900 and issued 19,057,142 shares of common stock from the Regulation A Offering.

During the period ended September 30, 2021, the Company issued 5,046,512 shares of common stock upon the cashless exercise of 5,609,890 warrants.

During the period ended September 30, 2021, the Company issued 80,210,144 shares of common stock upon the conversion of $757,758 of convertible debt.

STOCK BASED COMPENSATION

During the period ending September 30, 2021, the Company issued 6,246,921 shares of common stock for services rendered and recorded general and administrative expense of $2,921,389 for the fair value of the shares issued.

F-10

Warrants Issued

The following table reflects a summary of Common Stock warrants outstanding and warrant activity during the period ended September 30, 2021.

	Underlying Shares	Weighted Average Exercise Price	Weighted Average Term (Years)
Warrants outstanding at January 1, 2021	28,693,638	$0.01	1.12
Granted	8,327,000
Exercised	(5,609,890)
Forfeited	(3,115,200)
Warrants outstanding at September 30, 2021	28,295,548	0.01	2.02

The intrinsic value of warrants outstanding as of June 30, 2021 was $786,224.

The warrants granted during the period ending June 30, 2021 were valued using the Black-Scholes option pricing model using the following weighted average assumptions:

Period Ended June 30, 2021
Expected term, in years	2.83
Expected volatility	162.24%
Risk-free interest rate	0.44%
Dividend yield	-

8. SUBSEQUENT EVENTS

On January 8, 2022 the Company entered into a stock purchase agreement to acquire 100% of the outstanding shares of Rejuv IV, Inc for $250,000 payable as follows:

●	$50,000 cash paid on December 1, 2021
●	$25,000 cash payable over five months from the cash flows of Rejuv IV, Inc.
●	$175,000 of common stock of the Company valued at the average closing price for five trading day immediately preceding the closing date of January 8, 2022. The Company issued 19,977,169 shares of common stock in accordance with the stock purchase agreement.

F-11